20013940

SEC Mail Processing
PUBLIC
JUL 06 2020
Washington, DC

ITED STATES
EXCHANGE COMMISSION
...ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2019 (MM/DD/YY) AND ENDING March 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astor Ridge NA LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, Suite 10-125
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	N.Y.	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Ridge NA LLP______________________________, as of March 31____________________, 2020__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

[signature] 6/29/20
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASTOR RIDGE N.A. LLP

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
As a public document

ASTOR RIDGE N.A. LLP
CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Astor Ridge N.A. LLP
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Astor Ridge N.A. LLP as of March 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Astor Ridge N.A. LLP as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Astor Ridge N.A. LLP's management. Our responsibility is to express an opinion on Astor Ridge N.A. LLP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Astor Ridge N.A. LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Astor Ridge N.A. LLP's auditor since 2016.
New York, New York
June 29, 2020

ASTOR RIDGE N.A. LLP

Statement of Financial Condition
March 31, 2020

(Expressed in United States Dollars)

Assets

Cash	$ 188,990
Deposit with clearing broker	250,000
Receivable from clearing broker	215,001
Accounts receivables	38,419
Property and equipment, net	49
Security deposit	26,100
Operating lease right of use asset	44,975
Prepaid expense	12,712
Total assets	$ 776,246

Liabilities and Partners' Capital

Accounts payable and accrued expenses	$ 318,429
Operating lease liability	44,975
Total liabilities	363,404
Partners' capital	412,842
Total liabilities and partners' capital	$ 776,246

The accompanying notes are an integral part of this financial statement

ASTOR RIDGE N.A. LLP
Notes to Financial Statement
March 31, 2020
(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Astor Ridge N.A. LLP (the "Company", the "LLP", "or "ARNA") was organized on September 16, 2015 under the Limited Liability Partnerships Act of 2000 of England and Wales, as a limited liability partnership. The Company was approved and registered with the Securities and Exchange Commission ("SEC") on August 24, 2016. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association (the "NFA"). The Company is a majority owned subsidiary of Astor Ridge LLP, a United Kingdom limited liability partnership regulated under the Financial Conduct Authority ("FCA"), a regulator for financial services firms and financial markets in the United Kingdom.

The security transactions which are entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company is a member of the Securities Investor Protection Corp. The Company, as a result of its membership in the NFA, has annual reporting requirements under Regulation 1.16 of the Commodity Futures Trading Commission.

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. Dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At March 31, 2020, the Company did not have any cash equivalents.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At March 31, 2020 the Company did not have any cash balances in excess of the federally insured limits.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Property and equipment

The Company records property and equipment at cost providing for depreciation at the time the assets are placed in service. Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years.

Deposit with and Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with a clearing broker on November 23, 2016. The Company made an initial security deposit agreed to by the Company and the clearing broker. At March 31, 2020, the Company has cash of $250,000 to satisfy its clearing deposit of $250,000 and commissions of $215,001 due from their clearing broker.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements ("ASC 820"), which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company did not have any investments in securities at March 31, 2020.

New Accounting Pronouncement - Leases

The Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC 842") at the beginning of the current fiscal year, April 1, 2019. The Company has elected the package of practical expedients permitted in ASC 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842,

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement – Leases(continued)

or (c) whether the unamortized initial direct costs before transition adjustments (as of March 31, 2020) would have met the definition of initial direct costs in ASC 842 at lease commencement. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at the inception of the contract. The Company's operating lease is included in Right of Use Assets ("ROU") assets. The operating ROU assets and lease liabilities are generally recognized at the commencement date of the lease. The lease liability is based on the present value of future minimum lease payments over the lease term. As the Company's lease does not provide an implicit rate, the Company utilizes an estimated incremental borrowing rate based on information available at commencement date in determining the estimated present value of future payments. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability plus unamortized initial direct costs, plus any prepaid lease payments, less the unamortized balances of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

As a result of the adoption of the new lease accounting guidance, the Company recognized on April 1, 2019 (the beginning of the earliest period presented) (a) a lease liability of $131,475, which represents the present value of the remaining lease payments of $137,808, discounted using the Company's incremental borrowing rate of 6.0%, and (b) a right-of-use asset of $131,475, which represents the lease of $131,475.

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

(Expressed in United States Dollars)

Note 2 - Net Capital Requirements(continued)

At March 31, 2020, the Company had net capital of $335,461 which was $314,232 in excess of its net capital requirement of $21,229. The Company's percentage of aggregate indebtedness to net capital was 94.92% at March 31, 2020.

Note 3 - Income Taxes

The Company does not record a provision for federal and state income taxes because the partners reports their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states.

The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. To date, there have been no such penalties or interest.

As of March 31, 2020, the Company has a net operating loss carryforward of $185,000 resulting in a deferred tax asset of approximately $7,400. The Company has taken a valuation allowance of $7,400 against the deferred tax asset because the Company is uncertain whether it will be able to utilize this benefit in future years. The Company's carryforward losses begin expiring in 2036.

Note 4 - Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are summarized at March 31, 2020 as follows:

Furniture	$ 4,343
Computer equipment	69,679
	74,022
Less: Accumulated depreciation	73,973
	$ 49

(Expressed in United States Dollars)

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Office lease

The Company has an office lease for its office which commenced on September 21, 2018 for a period of 24 months terminating in September 20, 2020. The lease is non-cancellable. The Company accounts for the lease as an operating lease, using its incremental borrowing rate of 6.0% to measure the right of use liability. The lease obligation under the non-cancelable operating lease as of March 31, 2020 matures in September 2020 with future minimum lease payments of $45,936. The weighted average remaining lease term is six-months and the weighted average discount rate is 6.0%.

The lease liability on the statement of financial condition at March 31, 2020 is $44,975. The Company paid $91,872 in lease payments during the year. At March 31, 2020, the Company has security lease deposits on its office of $26,100 which is reported on the statement of financial condition as security deposit.

Note 6 - Related Party Transactions

Astor Ridge LLP is the majority owner of Astor Ridge N.A. LLP. Registered representatives of Astor Ridge LLP will enter into securities transactions through Astor Ridge N.A. LLP on behalf of United Kingdom customers.

Note 7 - Subsequent Events

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. As of June 29, 2020, the Company's business operations and revenue sources have not been impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.